Exhibit 99.1

February 3, 2011	2011-02
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining to Offer $90 Million Convertible Senior Notes due 2016

Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE) today announced that it proposes to offer $90 million aggregate principal amount of convertible senior notes, subject to market conditions and other factors. The notes would be due in 2016 and are to be offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).  Jaguar also intends to grant to the initial purchaser of the notes an option to purchase up to an additional $13.5 million aggregate principal amount of notes to cover over-allotments.

The notes will be unsecured obligations of Jaguar, and interest on the notes will be payable semi-annually. Holders of notes will have the right to convert their notes into common shares at any time prior to the second scheduled trading day prior to maturity.  Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. The interest rate, conversion rate, offering price and other terms are to be determined by negotiations between Jaguar and the initial purchaser.

Jaguar expects to use the net proceeds of the offering toward development of its Gurupi Project in Northern Brazil, and for working capital and general corporate purposes.

The notes and the common shares issuable upon conversion of the notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold absent registration or an applicable exemption from such registration requirements. Offers and sales of the notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities (including the common shares of Jaguar into which the notes are convertible) and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offers or sales of the notes will be made only by means of a private offering memorandum.

For Information:

Investors and analysts:	Media inquiries:

Bob Zwerneman, Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

125 North State Street • Concord, NH  03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com